SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. __ *

INTERPHARM HOLDINGS, INC.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

460588106

(CUSIP Number)

Neil M. Kaufman

Davidoff Malito & Hutcher LLP

200 Garden City Plaza

Suite 315

Garden City, New York 11530

(516) 248-6400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 30, 2003

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460588106	Page 2 of 7

1)	Names of Reporting Persons

Dr. Maganlal K. Sutaria

2)	Check the Appropriate Box if a Member of a group (See Instructions)
(a) [ ]
(b) [X ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)		OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6)	Citizenship or Place of Organization		United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	Sole Voting Power	3,802,952 (1)

	8)	Shared Voting Power	0

	9)	Sole Dispositive Power	3,802,952 (1)

	10)	Shared Dispositive Power	0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person		3,802,952 (1)

12)	Check if Aggregate Amount in Row (11) Excludes Certain Shares (See Instruction)		☐

13)	Percent of Class Represented by Amount in Row (11)		5.3% (2)

14)	Type of Reporting Person (See Instructions)		IN

CUSIP No. 460588106	Page 3 of 7

(1)

Includes (a) 576,800 shares of common stock, par value $.01 per share (the “Common Stock”), (b) 700,000 shares of Common Stock issuable within 60 days pursuant to options to purchase 700,000 shares of Common Stock and (c) 2,526,152 shares of Common Stock issuable upon the conversion of 2,526,152 shares of the Issuer’s Series A-1 convertible cumulative preferred stock (the “Series A-1 Stock”). The Series A-1 Stock (a) has no voting rights and (b) converts on a 1-to-1 basis into common stock upon:

i.	the Issuer reaching $150,000,000 in revenues;
ii.	a merger, consolidation, sale of assets or similar transaction; or
iii.

a “change in control” which occurs if (a) any person, or any two or more persons acting as a group, and all affiliates of such person or persons, shall, acquire and own, beneficially, 50% or more of the Common Stock outstanding, or (b) if following (i) a tender or exchange offer for voting securities of the Issuer or (ii) a proxy contest for the election of directors of the Issuer, the persons who were directors of the Issuer immediately before the initiation of such event cease to constitute a majority of the Board of Directors of the Issuer upon the completion of such tender or exchange offer or proxy contest or within one year after such completion.

(2)	Based on 66,738,422 shares of the Issuer’s Common Stock outstanding as of February 11, 2008.

CUSIP No. 460588106	Page 4 of 7

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D statement (the “Schedule 13D”) relates is the common stock, par value $0.01 per share (the “Common Stock”) of Interpharm Holdings, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 75 Adams Avenue, Hauppauge, New York 11788.

Item 2.	Identity and Background

(a) - (c) This Schedule 13D is being filed on behalf of Dr. Maganlal K. Sutaria (the “Reporting Person”), a director of the Issuer, with his principal business address at 75 Adams Avenue, Hauppauge, New York 11788.

(d)            The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds

On May 30, 2003, the Reporting Person received 43,500 shares of Common Stock, options to purchase 1,200,000 shares of Common Stock and 2,526,152 shares of Series A-1 Stock, in connection with his employment with the Issuer.

Item 4. Purpose of Transaction

On May 30, 2003, the Reporting Person received 2,526,156 shares of Series A-1 Stock which is convertible into 2,526,152 shares of Common Stock upon the occurrence of:

i.	the Issuer reaching $150,000,000 in revenues;

ii.	a merger, consolidation, sale of assets or similar transaction; or

iv.

a “change in control” which occurs if (a) any person, or any two or more persons acting as a group, and all affiliates of such person or persons, shall, acquire and own, beneficially, 50% or more of the Common Stock outstanding, or (b) if following (i) a tender or exchange offer for voting securities of the Issuer or (ii) a proxy contest for the election of directors of the Issuer, the persons who were directors of the Issuer immediately before the initiation of such event cease to constitute a majority of the Board of Directors of the Issuer upon the completion of such tender or exchange offer or proxy contest or within one year after such completion.

The Reporting Person received the shares of Series A-1 Stock in connection with his services as director of the Issuer.

CUSIP No. 460588106	Page 5 of 7

The Reporting Person may from time to time acquire additional shares of Common Stock (or securities exercisable for or convertible into Common Stock) in the open market or in privately negotiated transactions, subject to availability of Common Stock at prices deemed favorable, the Issuer’s business or financial condition and other factors and conditions the Reporting Person deems appropriate. Alternatively, the Reporting Person may sell all or a portion of the Common Stock in privately negotiated transactions or in the open market.

Except as described above in this Item 4, as of May 30, 2003, the Reporting Person has not entered into any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer or a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.	Interests in Securities of the Issuer

(a)            The aggregate percentage of shares of Common Stock reported as owned by the Reporting Person is based upon 64,738,422 shares of Common Stock outstanding as of February 11, 2008, which is the total number shares of Common Stock outstanding as of such date as reported by the Issuer in its Annual Report on Form 10-Q filed with the SEC on February 11, 2008. Based on calculations made in accordance with Rule 13d-3(d), the Reporting Person may be deemed to beneficially own 3,802,952 shares of Common Stock (approximately 5.3% of the outstanding shares of Common Stock), which includes options to purchase 700,000 shares of Common Stock and 2,526,152 shares of Common Stock issuable upon conversion of 2,526,152 shares of Series A-1 Stock. The Series A-1 Stock (1) has no voting rights and (2) converts on a 1-to-1 basis into common stock upon:

i.	the Issuer reaching $150,000,000 in revenues;
ii.	a merger, consolidation, sale of assets or similar transaction; or
iii.

a “change in control” which occurs if (a) any person, or any two or more persons acting as a group, and all affiliates of such person or persons, shall, acquire and own, beneficially, 50% or more of the Common Stock outstanding, or (b) if following (i) a tender or exchange offer for voting securities of the Issuer or (ii) a proxy contest for the election of directors of the Issuer, the persons who were directors of the Issuer immediately before the initiation of such event cease to constitute a majority of the Board of Directors of the Issuer upon the completion of such tender or exchange offer or proxy contest or within one year after such completion.

(b)	Not applicable.

CUSIP No. 460588106	Page 6 of 7

(c)            The Reporting Person has not effected, during the sixty (60) days on or prior to May 30, 2003, any transactions in Common Stock or securities convertible into, exercisable for or exchangeable of the Issuer.

(d)            To the best knowledge of the Reporting Person, no other person has the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of the Reporting Person.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

None.

CUSIP No. 460588106	Page 7 of 7

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2008

By:	/s/ Maganlal Sutaria
Dr. Maganlal K. Sutaria